16 SOUTH PENNSYLVANIA   •   POST OFFICE BOX 754   •   OKLAHOMA CITY, OK U.S.A. 73101   •   PHONE 405-235-4546   •   FAX 405-236-1209

April 18, 2014

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549-7010

Re:	LSB Industries, Inc; Registration Statement on Form S-4, filed on April 7, 2014; File No. 333-195102

Ladies and Gentlemen:

This letter supplements the Registration Statement on Form S-4 (File No. 333-195102) filed on April 7, 2014, by LSB Industries, Inc. (the “Company”), and the Company’s subsidiary guarantors listed on Exhibit A hereto (together with the Company, the “Registrants”) with respect to an offer to exchange (the “Exchange Offer”) the Company’s outstanding 7.75% Senior Secured Notes due 2019 (the “Old Notes”), which were issued on August 7, 2013, to pursuant to Regulation S and Rule 144A under the Securities Act of 1933, as amended (the “Securities Act”), for new notes with terms materially identical to the Old Notes but which have been registered under the Securities Act (the “New Notes”). The Registrants hereby confirm and represent as follows:

1. The Registrants are registering the Exchange Offer in reliance on the position and representations of the staff of the Securities and Exchange Commission (the “Staff”) set forth in Shearman & Sterling, SEC No-Action Letter (available July 2, 1993), Morgan Stanley & Co. Incorporated, SEC No-Action Letter (available June 5, 1991), and Exxon Capital Holdings Corporation, SEC No-Action Letter (available May 13, 1988) (together, the “No-Action Letters”).

2. The Registrants have not entered into any arrangement or understanding with any person to distribute the New Notes to be received in the Exchange Offer and, to the best of the Registrants’ knowledge and belief, each person participating in the Exchange Offer will be acquiring the New Notes in its ordinary course of business and has no arrangement or understanding with any person to participate in the distribution of the New Notes to be received in the Exchange Offer. In this regard, the Registrants will make each person participating in the Exchange Offer aware (through the prospectus or the letter of transmittal) that, if such person is tendering Old Notes in the Exchange Offer with the intention of participating in any manner in a distribution of the New Notes, such person (i) cannot rely on the Staff’s position enunciated in the No-Action Letters or interpretative letters to similar effect and (ii) must comply with the registration and prospectus delivery requirements of the Securities Act in connection with a secondary resale transaction. The Registrants acknowledge that such a secondary resale transaction by such person participating in the Exchange Offer for the purpose of distributing the New Notes should be covered by an effective registration statement containing the selling security holder information required by Item 507 or Item 508, as applicable, of Regulation S-K.

3. The Registrants will make each person participating in the Exchange Offer aware (through the prospectus or the letter of transmittal) that any broker-dealer that will receive New Notes for its own account in exchange for Old Notes that were acquired as a result of market-making activities or other trading activities may be a statutory underwriter and must deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of such New Notes.

United States Securities and Exchange Commission

Division of Corporation Finance

April 18, 2014

4. Neither the Registrants nor any of their respective affiliates have entered into any arrangement or understanding with any broker-dealer to distribute the New Notes.

5. The Registrants will include in the transmittal letter or similar documentation to be executed by an exchange offeree in order to participate in the Exchange Offer the following additional provisions, in substantially the form set forth below:

•	if the exchange offeree is a broker-dealer holding Old Notes acquired for its own account as a result of market-making activities or other trading activities, such broker-dealer will acknowledge that it will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of New Notes received in respect of such Old Notes pursuant to the Exchange Offer, provided that, by so acknowledging and by delivering a prospectus, such exchange offeree will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act; and

•	if the exchange offeree is not a broker-dealer, an acknowledgement that it is not engaged in, and does not intend to engage in, a distribution of the New Notes.

If you have any questions or require any additional information, please do not hesitate to contact Irwin H. Steinhorn (405-272-5711) or Mark H. Bennett (405-272-5711) of Conner & Winters, LLP.

Very truly yours,

LSB INDUSTRIES, INC.

By:	/s/ Jack E. Golsen
Jack E. Golsen, Chairman of the Board and Chief Executive Officer

United States Securities and Exchange Commission

Division of Corporation Finance

April 18, 2014

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